Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C.  20036
Phone:  (202) 872-7700   Fax:  (202) 872-7713

March 12, 2010

VIA EDGAR
Michael Clampitt
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	Federal Agricultural Mortgage Corporation
Form 10-K for December 31, 2008
File No. 1-14951

Dear Mr. Clampitt:

On behalf of the Federal Agricultural Mortgage Corporation (“Farmer Mac” or the “Corporation”), set forth below are the Corporation’s responses to the two numbered comments contained in your letter dated February 26, 2010 relating to Farmer Mac’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Farmer Mac’s Proxy Statement dated April 27, 2009 (the “Proxy Statement”).  As requested, Farmer Mac is providing responses to the specific comments in your letter and, for some responses, including proposed disclosures that will be included in the Corporation’s future periodic filings.  The staff’s comments appear in italics below, and Farmer Mac’s responses and any proposed disclosures follow each comment.

Form 10-K for the year ended December 31, 2008, filed March 16, 2009

Business, page 5

1.
We note your response to our prior comment number one.  We also see the affiliate information in Note 3 to the financial statements.  In future filings please revise the business disclosure and MD&A sections where appropriate to provide a tabular presentation of this situation.  Please include the names of these parties, their ownership level and quantification of the principal aspects of your business relationship.  This might include loans made to these parties, loans purchased from them, etc.  This might need to be for a multiyear period.  Please also briefly describe this interdependence textually.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

Farmer Mac Response

In light of the staff’s comment, Farmer Mac will supplement the disclosure in the MD&A section of Farmer Mac’s Annual Report on Form 10-K for the year ended December 31, 2009, and as appropriate in other future periodic reports, to provide a tabular presentation of the interrelationships identified by the staff, substantially as described below.

Proposed Disclosure

Related Party Transactions.  As provided by Farmer Mac’s statutory charter, only banks, insurance companies and other financial institutions or similar entities may hold Farmer Mac’s Class A voting common stock, and only institutions of the FCS may hold Farmer Mac’s Class B voting common stock.  Farmer Mac’s statutory charter also provides that holders of Class A voting common stock elect five members of Farmer Mac’s 15-member board of directors and that holders of Class B voting common stock elect five members of the board of directors.  The ownership of Farmer Mac’s two classes of voting common stock is currently concentrated in a small group of institutions.  Approximately 97 percent of the voting power of the Class B voting common stock is held by five institutions of the FCS.  Approximately 44 percent of the Class A voting common stock is held by three financial institutions, with 31 percent held by one institution.

Unlike some other GSEs, specifically other FCS institutions, Farmer Mac is not structured as a cooperative owned exclusively by member institutions and established to provide services exclusively to its members.  Farmer Mac, as a stockholder-owned, publicly-traded corporation, seeks to fulfill its mission of serving the financing needs of agriculture and rural America while at the same time providing a return on the investment of all its stockholders, including those who do not directly participate in the Farmer Mac secondary market.  Farmer Mac’s policy is to require financial institutions to own a requisite amount of Farmer Mac Class A or Class B voting common stock, based on the size and type of institution, to participate in the Farmer Mac I program.  As a result of this requirement, coupled with the ability of holders of Class A and Class B voting common stock to elect two-thirds of Farmer Mac’s board of directors, Farmer Mac regularly conducts business with “related parties,” including institutions affiliated with members of Farmer Mac’s board of directors and institutions that own large amounts of Farmer Mac voting common stock.  Farmer Mac has adopted a Code of Business Ethics and Conduct that governs any conflicts of interest that may arise in these transactions, and Farmer Mac’s policy is to require that any transactions with related parties be conducted in the ordinary course of business, with terms and conditions comparable to those available to any other program participant not related to Farmer Mac.

The following table summarizes the material relationships between Farmer Mac and certain related parties.  The related parties listed in the table consist of (1) all holders of at least five percent of a class of Farmer Mac voting common stock and (2) other institutions that own less than five percent of a class of Farmer Mac voting common stock but are considered “related parties” through an affiliation with a Farmer Mac director and also conduct material business with Farmer Mac.  The table below does not specify any relationships based on the ownership of non-voting common or preferred stock, such as Farmer Mac’s investments in preferred stock issued by AgFirst and CoBank or the investments of related parties in Farmer Mac’s Series B Preferred Stock or Series C Preferred Stock.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

Name of Institution	Ownership of Farmer Mac Voting Common Stock	Affiliation with any Farmer Mac Directors	Primary Aspects of Institution’s Business Relationship with Farmer Mac
AgFirst Farm Credit Bank	84,024 shares of Class B voting common stock (16.79% of outstanding Class B stock and 5.49% of total voting common stock outstanding)	Farmer Mac director John Dan Raines, Jr. is also a director of AgFirst	• In 2009 and 2008, Farmer Mac earned approximately $1.9 million and $2.1 million, respectively, in fees attributable to transactions with AgFirst, primarily commitment fees for LTSPCs.
AgriBank, FCB	201,621 shares of Class B voting common stock) (40.30% of outstanding Class B stock and 13.17% of total voting common stock outstanding)	Farmer Mac director Brian J. O’Keane is the Chief Financial Officer of AgriBank	• No Farmer Mac program business conducted between the parties.
AgStar Financial Services, ACA	None	Farmer Mac director Paul A. DeBriyn is the Chief Executive Officer of AgStar
• In 2009 and 2008, Farmer Mac received approximately $3.2 million and $3.8 million, respectively, in fees attributable to transactions with AgStar, primarily guarantee fees for Farmer Mac I Guaranteed Securities and commitment fees for LTSPCs.
• In 2009 and 2008, Farmer Mac purchased from AgStar approximately $11.9 million and $53.2 million, respectively, of defaulted loans related to ethanol plants pursuant to the terms of the applicable LTSPC agreement.
• In 2009 and 2008, AgStar received approximately $1.6 million and $1.9 million, respectively, in servicing fees for its work as a Farmer Mac central servicer.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

CoBank, ACB	62,980 shares of Class B voting common stock (12.59% of outstanding Class B stock and 4.11% of total voting common stock outstanding)	Farmer Mac director Brian P. Jackson is the former Chief Financial and Administrative Officer (and currently a non-officer employee) of CoBank	• No Farmer Mac program business conducted between the parties.
Farm Credit Bank of Texas (FCBT)	38,503 shares of Class B voting common stock) (7.70% of outstanding Class B stock and 2.52% of total voting common stock outstanding)	None	• In 2009 and 2008, Farmer Mac earned approximately $1.9 million and $1.8 million, respectively, in fees attributable to transactions with FCBT, primarily commitment fees for LTSPCs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

Farm Credit West, ACA (FCW)	750 shares of Class B Voting Common Stock (0.15% of outstanding Class B stock and 0.05% of total voting common stock outstanding)	Farmer Mac director Ernest M. Hodges is an Executive Vice President of Farm Credit West
• In 2009 and 2008, Farmer Mac received approximately $3.6 million and $3.6 million, respectively, in fees attributable to transactions with FCW, primarily guarantee fees for Farmer Mac I Guaranteed Securities and commitment fees for LTSPCs.
• In 2009 and 2008, FCW received approximately $2.2 million and $2.4 million, respectively, in servicing fees for its work as a Farmer Mac central servicer.

National Rural Utilities Cooperative Finance Corporation	79,000 shares of Class A Voting Common Stock (7.66% of outstanding Class A stock and 5.16% of total voting common stock outstanding)	None
• Transactions with National Rural represent 100 percent of business volume under the Farmer Mac Rural Utilities program since the program’s inception in May 2008.
• Transactions with National Rural during 2009 and 2008 represented 69.2 percent and 50.9 percent, respectively, of Farmer Mac’s total new program volume for those years.
• In 2009, Farmer Mac earned guarantee fees of approximately $6.0 million and interest income of $32.3 million attributable to transactions with National Rural.
• National Rural is currently the only servicer of all the rural utilities loans included in Farmer Mac’s Rural Utilities program.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

U.S. AgBank	100,273 shares of Class B Voting Common Stock (20.04% of outstanding Class B stock and 6.55% of total voting common stock outstanding)	None	• No Farmer Mac program business conducted between the parties.
The Vanguard Group, Inc.	56,295 shares of Class A Voting Common Stock (5.46% of outstanding Class A stock and 3.68% of total voting common stock outstanding)	None	• No Farmer Mac program business conducted between the parties.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

Zions First National Bank	322,100 shares of Class A Voting Common Stock (31.25% of outstanding Class A stock and 21.04% of total voting common stock outstanding)	None
• In 2009 and 2008, Farmer Mac’s purchases of loans from Zions under the Farmer Mac I program represented approximately 39.5 percent and 36.5 percent, respectively, of Farmer Mac I loan purchase volume for those years.  Those purchases represented 17.9 percent and 6.0 percent, respectively, of Farmer Mac’s total program volume for those years.
• In 2009 and 2008, Farmer Mac received approximately $1.4 million and $1.8 million, respectively, in guarantee fees attributable to transactions with Zions.
• In 2009 and 2008, Zions received approximately $1.6 million and $1.5 million, respectively, in servicing fees for its work as a Farmer Mac central servicer.

For more information about related party transactions, see Note 3 to the consolidated financial statements.

Transactions with Related Persons in 2008

2.
We note your response to our prior comment 7.  For future filings, if you are taking the position that instruction 4(c)(ii-iii) to Item 404 of regulation S-K does not apply to you, you will need to provide the other information required by Item 404(a).  Please confirm your understanding of this situation.

Farmer Mac Response

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 12, 2010

Farmer Mac understands that the disclosures about transactions with related persons in the Proxy Statement are required to include all the information required by Item 404(a).  In light of the staff’s comment, Farmer Mac will clarify in future proxy materials that any transactions with related persons were on the same terms as with persons not related to Farmer Mac.  Furthermore, to the extent there are any transactions with related persons involving indebtedness required to be disclosed, Farmer Mac will clarify that those transactions were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to Farmer Mac and did not involve more than the normal risk of collectability or present other unfavorable features.

* * * * * * * * * * *

Farmer Mac acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Proxy Statement.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at (202) 872-5554.

Sincerely, Timothy L. Buzby Vice President – Chief Financial Officer

cc:           David Lyon, SEC Division of Corporation Finance
Kevin Vaughn, SEC Accounting Branch Chief
Paul Cline, SEC Staff Accountant
Jerome G. Oslick, General Counsel of Farmer Mac
John Dan Raines, Chairman of Farmer Mac’s Audit Committee
Abigail Arms, Esq., Shearman & Sterling LLP
Craig Schubert, Deloitte & Touche LLP